UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

July 31, 2015

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

PAYMENT OF CASH DIVIDENDS

Buenos Aires, July 30, 2015 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces that according to the delegation approved by the General Regular and Special Shareholders’ Meeting held on March 19, 2015, the Company’s Board of Directors approved, at the meeting held on the date hereof, the distribution of cash dividends in the amount of ARS 137,400,000 for fiscal year 2014, included in the Reserve for Future Dividends established according to the resolution issued by the before mentioned Meeting, equivalent to ARS 0.0680455104 per share.

Any applicable tax withholding will be made and amounts due to the Company for the payment of the Wealth Tax pursuant to Law No.25.585 for previous periods will be deducted, with the remaining amounts being available to shareholders, if applicable, within the following thirty (30) days.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 07/31/2015

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney